Exhibit 99.1

BUSINESS REPORT

(From January 1, 2025 to December 31, 2025)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2025 to December 31, 2025)

To:	Korean Financial Services Commission and Korea Exchange

/s/ LEE, Ju Tae
LEE, Ju Tae

President and Representative Director
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ HAN, Young Ah
HAN, Young Ah

Head of IR Office, Executive Vice President
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance

This Report is a summary of the Business Report disclosed on the Korea Exchange on March 11, 2026.
Independent auditors’ reports on both consolidated and separate financial statements were filed to the SEC on March 20, 2026.
-	Report for consolidated financial statements:

File/Film Number 0001193125-26-116653

-	Report for separate financial statements:

File/Film Number 0001193125-26-116565

I. OVERVIEW

1. Scope of Business

A. POSCO HOLDINGS INC. (the “Company,” formerly POSCO)1)

(1) Change of the company name: At the Extraordinary General Meeting of Shareholders convened on January 28, 2022, POSCO (the “Company”) approved the vertical spin-off plan, as proposed. Therefore, the name of the company was changed from ‘POSCO’ to ‘POSCO HOLDINGS INC.,’ effective March 2, 2022.

The Company’s business scope is as follows:

Before the vertical spin-off (Beginning of 2022)	After the vertical spin-off (As of the date of submission)
(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;
(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;
(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;
(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;
(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;
(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;
(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;
(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and
(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical spin-off (Beginning of 2022)	After the vertical spin-off (As of the date of submission)
Name	POSCO	POSCO HOLDINGS INC.

Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Summary of consolidated subsidiaries

(Number of companies)

	Number of consolidated subsidiaries				Number of major subsidiaries
	Jan 1, 2025	Increase	Decrease	Dec 31, 2025
Listed	6	—	—	6	6
Unlisted	187	16	11	192	81

Total	193	16	11	198	87

*	The number of consolidated companies above does not include POSCO HOLDINGS
*	Among listed corporations, there is one overseas corporation

(5 domestic corporations and 1 overseas corporation).

*

Newly included subsidiaries: POSCO DEEPTECH IP FUND, FUTURE GRAPH CO., LTD., CHEMGAS KOREA CO.,LTD., POSCO-EVER NEW MEDICAL Investment Fund, POSCO Stainless Precision & Processing, POSCO INTERNATIONAL CVC 1st Fund, POSCO CVC 1st Fund, New Zero 2nd Co., Ltd., POSCO DX CVC 1st Fund, POSCO Group AC Fund I, POSCO Safety Solution, Startup Korea Posco group Open innovation Fund, POSCO INTERNATIONAL ALASKA ENERGY LLC, FLOW K CO., Ltd., POSCO FLOW VIETNAM CO., LTD, PT. Prime Agri Resources

*

Excluded subsidiaries: SANPU TRADING Co., Ltd., New Energy Hub, POSCO CNGR Nickel Solution, POSCO ENGINEERING & CONSTRUCTION VIETNAM COMPANY LIMITED, SK SOLRA POWER GENERATION COPORATION, POSCO (Suzhou) Steel Processing Center Co., LTD, SUZHOU POSCO-CORE TECHNOLOGY CO., LTD, Mastern No.123 Yeoju Samgyo PFV CO., Ltd, POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA, Consus Private Real Estate Fund 2, Consus Pf Private Real Estate Fund

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment

March 12, 2021	Ordinary	Inside Director CHUNG, Chang Hwa	Representative Director CHOI, Jeong Woo	Inside Director CHANG, In Hwa
		Outside Director YOO, Young Sook	Representative Director KIM, Hag Dong	Outside Director KIM, Joo Hyun
		Outside Director KWON, Tae-Kyun	Representative Director CHON, Jung Son	Outside Director BAHK, Byong Won
		—	Inside Director JEONG, Tak	—
			Outside Director KIM, Sung Jin	—
March 18, 2022	Ordinary	Inside Director YOO, Byeong Og	Representative Director CHON, Jung Son	Representative Director KIM, Hag Dong
		Non-standing Director KIM, Hag Dong	Inside Director CHUNG, Chang Hwa	Inside Director JEONG, Tak
		Outside Director YOO, Jin Nyong*	Outside Director PAHK, Heui Jae	Outside Director KIM, Shin Bae
		Outside Director SOHN, Sung Kyu*		Outside Director CHUNG, Moon Ki

March 17, 2023	Ordinary	Representative Director JEONG, Ki Seop	Inside Director YOO, Byeong Og	Representative Director CHON, Jung Son
		Inside Director KIM, Ji Yong	Non-standing Director KIM, Hag Dong	Inside Director CHUNG, Chang Hwa
		Outside Director KIM, Joongi*		Outside Director CHANG, Seung Wha

March 21, 2024	Ordinary	Representative Director CHANG, In Hwa	Representative Director JEONG, Ki Seop	Representative Director CHOI, Jeong Woo
		Inside Director KIM, Jun Hyung	Outside Director YOO, Young Sook	Inside Director KIM, Ji Yong
		Inside Director KIM, Ki Soo	Outside Director KWON, Tae Kyun	Inside Director YOO, Byeong Og
		Outside Director PARK, Sung Wook**		Outside Director KIM, Sung Jin
Outside Director PAHK, Heui Jae***

March 20, 2025	Ordinary	Representative Director LEE, Ju Tae	Inside Director KIM, Ki Soo	Representative Director JEONG, Ki Seop
		Inside Director CHUN, Sung Lae	Outside Director YOO, Jin Nyong	Inside Director KIM, Jun Hyung
Outside Director SOHN, Sung Kyu****
*	The Outside Director KIM, Joongi was newly appointed as Audit Committee Member at the General Meeting of Shareholders held on March 17, 2023.
**	The newly appointed Outside Director PARK, Sung Wook was elected as an Outside Director to become an Audit Committee Member at the General Meeting of Shareholders held on March 21, 2024.

***	The Outside Director PAHK, Heui Jae voluntarily resigned from the General Meeting of Shareholders held on March 21, 2024.
****	The Outside Director SOHN, Sung Kyu was re-appointed as Audit Committee Member at the General Meeting of Shareholders held on March 20, 2025.

(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

a)	From SK Telecom to National Pension Service

b)	Date of change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1) January 2022: Handover of logistic related business to POSCO Terminal

(2) March 2022: Completion of vertical spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO HOLDINGS INC.	Development of future business portfolios and management of group’s businesses
New Company	POSCO	Production and sale of steel

3. Changes in Share Capital

There have been no changes in share capital in the last 5 years.

(Unit: Share, KRW/share, KRW million)

Type	Details	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Common Stock	Total number of issued shares	**80,932,952	*82,624,377	84,571,230
	Par value(KRW)	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value(KRW)	—	—	—
	Share capital	—	—	—

Type	Details	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Others	Total number of issued shares	—	—	—
	Par value(KRW)	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

*

The decision made on July 12, 2024 by the Board of Directors to cancel treasury shares reduced the total number of shares issued by the company from 84,571,230 to 82,624,377; however, no change is observed in the size of the capital.

**

The decision made on February 19, 2025 by the Board of Directors to cancel treasury shares reduced the total number of shares issued by the company from 82,624,377 to 80,932,952; however, no change is observed in the size of the capital.

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2025)

Authorized Shares	Issued Shares
200,000,000	80,932,952

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

The decision made on February 19, 2025 by the Board of Directors to cancel treasury shares reduced the total number of shares issued by the company from 82,624,377 to 80,932,952 without any change in capital. For more details, please refer to the ‘Cancellation of Treasury Shares’ disclosed on February 19, 2025, at SEC.

B. Treasury Shares Acquisition and Disposal

(As of December 31, 2025)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance	remark
Direct	Common Stock	3,687,724	—	—	1,691,425	1,996,299	(1)
Trust Contract		3,315,874	—	—	—	3,315,874
Total		7,003,598	—	—	1,691,425	5,312,173	(2)

(1)

On February 19, 2025, the board of directors resolved to cancel 1,691,425 previously acquired treasury shares, reducing the number of treasury shares from 7,003,598 to 5,312,173. For more detail, please refer to the ‘Cancellation of Treasury Shares’ disclosed on February 19, 2025, to the SEC.

(2)

The aforementioned number of treasury shares includes 86,611 treasury shares which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury shares subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

5.	Voting Rights

(As of December 31, 2025)

Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	80,932,952	—
(2) Shares without Voting Rights	5,312,173	Treasury stock
(3) Shares with Voting Rights	75,620,779	—

6.	Earnings and Dividends

(Unit: KRW million)

	2025	2024	2023
(Consolidated) Profit*	657,654	1,094,917	1,698,092
(Separate) Profit	494,878	1,621,282	799,578
Earnings per Share** (Consolidated, KRW)	8,697	14,451	22,382
Cash Dividend Paid	756,208	757,485	758,762
Pay-out Ratio (Consolidated, %)	115.0	69.2	44.7
Dividend per Share (KRW)	10,000	10,000	10,000
Dividend Yield (%)	2.8	4.0	2.4

*	(Consolidated) Profit: Profit attributable to owners of the controlling company
**	Earnings per Share is based on consolidated financial statement prepared in K-IFRS

7.	Stock Price and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

(Unit: KRW/share, Thousand shares)

		July 2025	August 2025	September 2025	October 2025	November 2025	December 2025
Common Share	Highest Price	335,000	309,000	285,000	327,000	321,500	319,500
	Lowest Price	276,000	285,500	275,000	263,000	299,000	302,500
	Average Price	314,935	298,800	280,886	297,167	310,500	310,238
Trading volume	Daily highest	1,421	502	536	711	706	431
	Daily lowest	275	123	131	141	168	144
	Monthly	11,903	4,727	5,158	8,257	6,787	5,431

B. New York Stock Exchange

(Unit: USD/ADS*, Thousand ADS*)

		July 2025	August 2025	September 2025	October 2025	November 2025	December 2025
American Depositary Share (ADS)	Highest Price	61.15	56.39	52.12	57.47	55.11	54.66
	Lowest Price	51.91	51.59	48.73	45.13	51.78	51.01
	Average Price	56.99	54.11	50.53	51.42	53.58	53.24
Trading volume	Daily highest	346	215	292	219	284	226
	Daily lowest	78	53	68	70	100	63
	Monthly	3,794	2,317	3,138	3,034	2,971	2,765

*	ADS: One American Depositary Share represents one-fourth of one Common Share

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel, Infrastructure (Trading), Infrastructure (Construction), Infrastructure (Logistics and associated businesses), Rechargeable Battery Materials, and Others.

B. Summary of Financial Status of Segment

(Unit: KRW million)

Business Segment	2025		2024		2023
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	59,413,172	1,960,162	62,200,920	1,636,808	63,538,698	2,556,779
Infrastructure (Trading)	42,220,911	1,102,781	42,903,253	1,113,710	42,943,752	1,133,512
Infrastructure (Construction)	7,228,333	-504,421	9,829,578	64,804	10,267,503	197,352
Infrastructure (Logistics and etc.)	3,554,224	83,603	4,139,201	147,603	3,945,953	202,010
Rechargeable Battery Materials	3,338,386	-440,863	3,829,851	-277,472	4,821,886	-161,334
Others	1,500,108	972,350	2,111,150	1,600,212	1,562,214	1,106,332

Total	117,255,134	3,173,612	125,013,953	4,285,664	127,080,006	5,034,651

*	Based on aggregation including internal transactions among affiliates.
*	‘Energy Materials’ segment was renamed as ‘Rechargeable Battery Materials’ by management decision in June 2025.

2. Business Status of Segments

A. Steel

There are 86 consolidated companies in the steel segment, e.g., POSCO and POSCO STEELEON, and overseas companies, including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China, and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel components, such as hot rolled, cold rolled, and stainless steel, at Pohang Steelworks and Gwangyang Steelworks, of which latter is the largest in the world.

Steel is a key industry that has served a pivotal role in achieving national economic development. Steel is used as a basic material in diverse manufacturing businesses, such as automobiles, shipbuilding, home appliances and construction; therefore, steel, by its nature, is intricately connected to the frontline industries.

In 2025, cumulative global crude steel production declined year-on-year. The decrease is attributed to structural changes in the steel trade environment due to rising protectionism, persistent sluggish demand across global construction and manufacturing, and reduced output from China following its prolonged real estate downturn.

Global Crude Steel Production

(Unit: Million Ton, %)

Crude Steel Production	2025	2024	2023
Global	1,804	1,839	1,850
Korea	62	64	67
(Ratio)	(3.4%)	(3.5%)	(3.6%)

ø	Source: worldsteel (www.worldsteel.org)

The steel industry is affected by the business cycle and fluctuations in the demand industry.

Therefore, steel demand is impacted by changes in the real economy as well as market conditions of demand industries, i.e., shipbuilding, automobiles, home appliance, and construction.

The steel industry is a capital- and technology-intensive industry that requires massive initial investment. Hence, steelmakers are focused on reducing production costs to achieve price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnership with key customers and by devising comprehensive responses, such as marketing, R&D, technology services, and productions, to address global protectionism. In addition, we are expanding steel processing centers to meet the needs of global frontline industries, such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases in Indonesia (upstream) and India (cold-rolling mills). Additionally, we are seeking opportunities to expand overseas production capacity; one such example is the JV project completed with Hebei Steel.

On the production side, we are developing strategic, high value-added World Top Premium products and upgrading sales network to actively respond to the growing demand for next-generation, carbon-reduced steel in new mobility, low-carbon energy, and smart infrastructure. Furthermore, we aim to lead the global initiative to achieve carbon net-zero; hence we have developed a decarbonization roadmap, which includes the construction of a HyREX (hydrogen-based steelmaking) technology demo plant.

(2) Market Share

(Unit: Million Ton, %)

Category	2025		2024		2023
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	62	100.0%	64	100.0%	67	100.0%
POSCO	35	56.5%	35	55.2%	36	53.5%
Others	27	43.5%	29	45.8%	31	46.5%

ø	Source: worldsteel (www.worldsteel.org)

The steel industry’s major demand sectors include automobiles, shipbuilding, and construction, in which steel is a key raw material. The company’s sales consists of approximately 52% domestic sales and 48% exports, with Southeast Asia, Japan and Europe accounting for a significant portion of exports. We maintain a make-to-order production and sales system while keeping the proportion of direct sales to end-users in the domestic market at around 61% to secure sales stability.

To effectively adapt to changing market dynamics, the Company is carrying out a comprehensive strategy to reinforce our core competitiveness, optimize the product portfolio, foster a safe working environment, and lead the transition toward decarbonization and AI. Detailed initiatives are outlined below.

With a strategy that fuels innovation across all areas, we are strengthening our fundamental competitiveness. Our efforts include technology-driven cost reduction and enhanced robustness of facilities that directly impact product quality. Additionally, to proactively respond to shifts in demand industries, our domestic and overseas operations are being realigned to focus on premium steel. Furthermore, we are bolstering productivity and efficiency through facility automation and business process innovations.

POSCO is readjusting its product portfolio to focus on strategic products in order to address evolving trends in steel-consuming industries. We are downsizing facilities for low-profit commodity products while aggressively investing in production lines for high-value-add products. Furthermore, our R&D organizations will be reorganized around these strategic priorities. In parallel, we are upgrading our regional portfolio strategy to optimize global competitiveness.

Safety is our top priority and a core value of our corporate culture. We are reinforcing safety by identifying potential hazards in the workplace and ensuring compliance to safety standards, while also developing safety solutions utilizing AI technologies.

We are strategically spearheading decarbonization and AI transformation. Our organizational capabilities are focused on ensuring stable operation of the Electric Arc Furnace (EAF), which is slated for full-scale operation this year. In alignment with national greenhouse gas (GHG) reduction targets, we are making thorough, company-wide efforts to commercialize HyREX (Hydrogen Reduction Ironmaking) technology and to secure a stable supply of low-carbon fuel and raw materials. Furthermore, to build the ‘POSCO-style AI Steelworks,’ we are expanding investments and fostering specialized talent as we automate high-risk, low-efficiency manual tasks and scale up the Intelligent Factory model plants.

Even though POSCO is an unlisted company and therefore does not have any obligation to establish a special committee under the board of directors, we have created an ESG committee to strengthen our external communication with interested parties. Furthermore, we have also established an audit committee to support ESG governance. As a result, the company has been named Sustainability Champion by the World Steel Association — an honor awarded to leading companies in the ESG field — for four consecutive years.

∎ POSCO STEELEON

POSCO STEELEON offers differentiated value by developing new market and technology and by providing designs and solutions in both domestic and overseas surface-treated steel market.

The surface-treated steel market is divided into general-purpose and high-end segments. Competition is fierce in the general-purpose market because product technology is standardized and the market is flooded with low-priced Chinese products. On the other hand, we believe that the market for high-end material not only generates high added value but also has potential to grow in terms of size.

Despite challenges posed by oversupply of domestic and foreign steel products and slowdown in demand industries, POSCO STEELEON is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products, such as aluminum coated sheets, galvanized steel sheets with high corrosion resistance, and Print/Lami color steel sheets.

POSCO STEELEON is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development customized to customer needs. In addition, POSCO STEELEON is preparing to expand its overseas business; the company operates a color steel sheet production line (50,000 ton) and coated steel sheet production line (20,000 ton) in Yangon, Myanmar, securing a bridgehead in Southeast Asia, a region projected for rapid growth.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of packaging and supplementary materials for steel. This includes aluminum deoxidizers, which removes oversaturated oxygen in the steelmaking process. POSCO M-TECH continuously develops packaging machines and materials for steel products. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automated equipment.

Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel packaging engineering, mechanical equipment and etc.
Consignment operation business	Ferro-manganese factory and etc.

(2) Market Share

(Unit: Ton)

Category	2025		2024		2023
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	35,387	41.3%	38,284	44.3%	31,984	44.7%
PJ Metal	50,213	58.7%	48,231	55.7%	39,600	55.3%

Total	85,600	100.0%	86,515	100.0%	71,584	100.0%

ø	The exact market share of aluminum deoxidizers cannot be estimated since total domestic production and sales volume are not tallied.

B. Infrastructure [Trading segment]

There are 38 subsidiaries in trading segment including POSCO INTERNATIONAL.

∎ POSCO INTERNATIONAL

[Trading]

The industrial environment is becoming increasingly challenging as protectionism intensifies in major economies and global economic downturn continues. Nevertheless, POSCO INTERNATIONAL is pioneering new markets and businesses. Leveraging its long-accumulated know-how and extensive overseas network, the company is strengthening the value chains of its core businesses — including materials, mobility, and food — while fostering future growth through its bio business.

Market Share

(Unit: USD million)

Category	2025	2024	Growth Rate
All Trading Companies in Korea	709,407	683,609	3.8%
POSCO INTERNATIONAL Corp.	7,780	8,684	-10.4%

ø	Source: Korea International Trade Association (www.kita.net)

•

Steel/Mobility business: Through collaboration with other POSCO Group affiliates, we are generating synergies to expand our business portfolio. We are in the process of establishing supply chains for the renewable energy industry and Hot Briquetted Iron (HBI) feedstock for the steelworks, while further strengthening our role in securing stable raw material supplies for rechargeable battery materials.

•

Motor core business: POSCO INTERNATIONAL started engaging in the electric vehicle (EV) motor core business with POSCO Mobility Solution, the company’s subsidiary. We plan to expand our motor core production to 7.5 million by 2030. In particular, we demonstrate first-class quality competitiveness by leveraging POSCO’s high-quality non-oriented (NO) electrical steel and POSCO Mobility Solution’s proprietary stacking technology in our production.

•

Palm farm in Indonesia: Through the development of the PT. BIA palm plantation in Indonesia, we have established a stable Crude Palm Oil (CPO) production system and secured profitability. We operate a sustainable palm business based on RSPO certification. Notably, in 2025, we significantly expanded our production base by completing the acquisition of PT. Sampoerna Agro (now renamed PT. Prime AgriResources), a listed Indonesian company. In the second half of the same year, we completed the construction of a refinery with annual capacity of 500,000 tons. Consequently, we have successfully integrated upstream and midstream processes to our value chain, spanning ‘seed-plantation-milling-refining,’.

[Energy]

Global demand for natural gas remains strong, particularly with rising power demand from AI-driven growth of the digital industry. Asia’s surging energy demand is also boosting the oil and gas development sector. The company aims to enhance competitiveness in the energy business and ensure stable operations in a shifting market.

•

Myanmar Gas Field business: In February 2021, as part of the third phase of the development project, the company began EPCIC to install a gas compression platform to produce low-pressure gas from the reservoir. Since completing construction in April 2024, the company has been producing gas through the new facilities since May 2024. Additionally, in July 2024, we began construction on the fourth phase of the development project, which will secure additional reserves to sustain the current level of gas production, with plans to begin operation in 2027.

•

Onshore gas business in Australia: For timely implementation of the Group’s decarbonization and hydrogen business strategies and to expand its existing energy business, currently centered in Myanmar, the company acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, that produces gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. By the end of 2025, we completed the construction of three gas processing plants, establishing a 60PJ annual production system, with efforts to continue growing our production and sales volumes.

•

LNG terminal & connected business: The Gwangyang LNG Terminal, Korea’s first privately operated LNG import terminal, has a storage capacity of 930,000 KL across six tanks. By the end of 2026, we will expand to build two additional units to obtain total storage capacity of 1,330,000 KL. Serving as a key facility in the LNG value chain, it plays a pivotal role in connecting upstream LNG production with the downstream gas supply to end-users. The company is pursuing phased expansion beyond Gwangyang to meet both local demand and captive demand within the Group, while actively expanding into LNG bunkering, ship commissioning, and trading businesses.

•

Power generation business: As the first private power generator in Korea, our Incheon LNG Combined Cycle Power Plant has been delivering reliable power supply to the Seoul metropolitan area for over 50 years. Located in Incheon’s Seo-gu district, the plant operates seven combined cycle power generators with total capacity of 3,412 MW, which accounts for about 9% of the region’s generation capacity. The power plant is a smart power generation facility, incorporating IoT and big data technologies in its operations.

•

Domestic onshore wind power business: In January 2015, the Sinan Green Energy acquired a business permit to run an onshore wind farm in Jaeun-myeon in Sinan-gun city of the Jeollanam-do province. We are operating 20 onshore wind power generators since their installation in 2019. With a generation capacity of 62.7 MW, this onshore wind power complex produces approximately 120,000 MWh of clean energy annually, which is equivalent to removing 49,000 tons of carbon dioxide emissions annually.

•

Expansion into new businessTo reduce carbon emissions, the company is developing LNG-hydrogen co-firing power generation, with plans to further expand LNG and renewable energy projects both domestically and internationally.

B. Infrastructure [Construction segment]

There are 21 subsidiaries in construction segment including POSCO E&C.

∎ POSCO E&C

[Plant Business]

POSCO E&C has established a unique position in the domestic steel plant sector with extensive experience in supplying and constructing equipment for integrated steel mills and auxiliary facilities. The company has expanded into global markets, such as India, Brazil, and Indonesia, enhancing its reputation as a global player. Recently, the company has focused on carbon-reduced steel technologies and water electrolysis projects. In power generation, POSCO E&C was the first construction company to enter the South American market in 2006 to build coal-fired and gas combined cycle power plants. The company is also expanding involvement in nuclear power projects, including large-scale plants and national projects like i-SMR. In addition, by being the first in the world to apply high-manganese steel in LNG tank construction, the company has participated in numerous domestic and overseas LNG terminal projects, e.g., Gulf MTP LNG terminal projects in Thailand. We have also built multiple plants in Pohang, Gwangyang, Argentina, and North America to produce raw materials and components for the rechargeable battery.

The company has an extensive track record in various sectors, including roads, bridges, airports, seaports, and water treatment, and continues to expand its presence in the world. Particularly in the offshore wind sector, the company is focused on signing projects and collaborating with global industry leaders to take early action to gain dominance in the market. In effect, the company aims to systematically enhance our project execution capability and take a leading position as an EPC player in the offshore wind industry.

[Construction Business Sector]

POSCO E&C has top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, the company is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One. Additionally, in the fields of urban redevelopment/reconstruction and remodeling, POSCO E&C has achieved the highest number of orders in the industry, earning recognition for its brand value from consumers and successfully executing numerous projects. Recently, our offerings are differentiated to meet diverse customer needs; ‘HAUTIERE’ is our high-end residential brand that joins other premium solutions. In light of the upcoming super-aged society, the company plans to diversify its portfolio by continuously expanding into new business, such as senior residences.

B. Infrastructure [Logistics and etc. segment]

There are 15 subsidiaries of logistics and etc. segment including POSCO Flow and POSCO DX.

⬛ POSCO DX

POSCO DX has both IT and operation automation technology (OT) capabilities. By converging IT and OT, the company has acquired prominence in applying this technology to manufacturing. Leveraging its proprietary AI-based platform, PosFrame, POSCO DX rolled out the Smart Factory technologies at POSCO’s steelworks and has since expanded its application into rechargeable battery material production processes as well as food & beverage manufacturing. As a result, POSCO DX is now known as a specialized provider of Smart Factory solutions. More recently, the company has been integrating AI and robotics to kick Smart Factory operations into next gear and to build the Intelligent Factory.

In addition, based on its capabilities in building fulfillment logistics systems and hubs, POSCO DX delivered projects such as POSCO’s logistics facilities, Incheon Airport’s Baggage Handling System (BHS), and Hanjin Express’s Mega Hub logistics center.

C. Secondary Battery Materials Segment

Secondary Battery Materials segment includes businesses related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 16 subsidiaries, including POSCO Future M and POSCO Argentina.

⬛ POSCO Future M

[Basic Industrial Materials]

- Refractory production: Refractories maintain their chemical properties and strength even at high temperatures, making them indispensable in industrial facilities, including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces refractories and installs them in blast furnaces and various plants. Recognized for its expertise in refractory installation, the company is expanding its business to plants in other fields both domestically and internationally. However, there are challenges due to overproduction by refractory companies worldwide and the flood of Chinese low-cost products entering the market. Therefore, POSCO Future M is striving to secure competitiveness in the global market by achieving maximum cost competitiveness and developing high value-added products.

- Lime business: The quicklime market is dominated by POSCO and Hyundai Steel, which together account for over 90% of the total quicklime used for steelmaking. POSCO Future M is the largest supplier to POSCO.

[Energy Materials]

In order to leap forward as an energy materials company, POSCO Future M acquired the anode materials division of LS Mtron in August 2010 and merged with the cathode materials company POSCO ESM in April 2019. POSCO Future M produces both anode active materials (anode materials) and cathode active materials (cathode materials), which are high-value-added materials in the rechargeable battery value chain.

As an integral part of POSCO Group, POSCO Future M has established a full battery materials value chain, ranging from raw to active battery materials and battery recycling. It is the only company to produce graphite-based anode materials, a critical mineral predominated by China. Therefore, the company expects sales to increase in the future by supplying global automakers and battery makers that seek to decouple from China.

However, if POSCO Group’s production of raw materials, such as lithium, nickel, and graphite, declines or is delayed against the plan or if we are unable to meet the stricter Rules of Origin guidelines, we may not be able to reap all of the projected benefits.

D. Others

In Others segment, there are 23 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

3. Key Products

A. Sales of Key Products (2025)

(Unit: KRW hundred million, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	122,271	20.6%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	190,715	32.1%
	Stainless Steel Products	Tableware, pipes, etc.	97,478	16.4%
	Others	Plates, Wire rods, etc.	183,668	30.9%
	Gross Sum		594,132	100.0%
	Deduction of Internal Trade		-221,283

	Sub Total		372,849
Infra-structure	Trading	Steel, Metal	309,657	58.4%
		Chemical, Strategic Item, Energy	71,711	13.5%
		Others	40,403	7.6%
	Construction	Architecture (Domestic)	42,872	8.1%
		Plant (Domestic)	20,378	3.8%
		Others (Domestic)	1,807	0.3%
		Overseas Construction	3,905	0.7%
		Owned Construction	1,282	0.2%
		Others	4,957	0.9%
	Logistics and etc.	Others	33,063	6.2%
	Gross Sum		530,035	100.00%
	Deduction of Internal Trade		-233,353

	Sub Total		296,682

(Unit: KRW hundred million, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Rechargeable Battery Materials	Gross Sum		33,384	100.0%
	Deduction of Internal Trade		-12,421
	Sub Total		20,963
Others	Gross Sum		15,000	100.0%
	Deduction of Internal Trade		-14,545
	Sub Total		455

	Total Sum		690,949

*	‘Energy Materials’ segment was renamed as ‘Rechargeable Battery Materials’ by management decision in June 2025.
*	Due to the organizational restructuring of POSCO E&C in December 2025, the performance of ‘Civil Engineering (Domestic)’ sector has been consolidated into ‘Plant (Domestic)’ sector.

B. Key Products Price Variation

(Unit: KRW thousand/ Ton, KRW/kWh)

Business Segment	Products	2025	2024	2023
Steel	Hot-rolled Product (HR)	869	910	967
	Cold-rolled Product (CR)	1,068	1,144	1,157
Infrastructure (Trading)	Electric Power	144	160	205
Rechargeable Battery Materials	Refractory	973	1,001	991
	Lime	158	142	147

*

Construction and Logistics and associated businesses segments of Infrastructure are omitted because the raw materials fluctuations defy meaningful measurement. In the case of the Rechargeable Battery Materials business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1)	Criteria for Calculation

a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2)	Price Changing Factors

Key external factors include global economic conditions, international trade environment, and demand volumes from major steel-consuming industries (construction, manufacturing, etc.)

[Infrastructure (Trading Segment)]

(1)	Criteria for Calculation

a)	Subjects for Calculation: Price of electric power

b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2)	Price Changing Factors

-	Power: Korea Gas Corporation cost, etc.

*	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Rechargeable Battery Materials]

(1)	Criteria for Calculation

a)	Subjects for Calculation: Unit price of refractory and quicklime

b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2)	Price Changes Factors

a)	Price of refractories: Affected by business condition of the front industry and raw material cost.

b)	Quicklime price: Mainly influenced by utility unit price and raw materials cost.

C)	Raw materials for energy materials: Subject to price fluctuations depending on the international supply of mineral resources.

4. Major Raw Materials

A. Current Status of Major Raw Materials (2025)

(Unit: KRW hundred million)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)
Steel		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	144,790	60.7%
			Sub-materials	Sub-materials for Ironmaking, Steelmaking	52,073	21.8%
			Stainless Steel Materials	Key Materials for STS Production	41,811	17.5%
Infra- structure	Trading	Raw Materials	LNG	Material for Power Generation	13,868	100.0%
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	2,423	22.0%
			Steel Reinforcement	Strengthening Concrete	1,830	16.6%
			Cable	Electricity Transfer	160	1.5%
			Steel Pile	Foundation of Structure	16	0.1%
			Others	Construction of Pipe and Structure etc.	6,575	59.8%
	Logistics and etc.	Raw Materials	Others	For other use	6,155	100.0%
Rechargeable Battery Materials		Raw Materials	NCM and etc.	Production of cathode materials	13,104	83.0%
			Graphite and etc.	Production of anode materials	506	3.2%
			Limestone and etc.	Production of Lime	1,144	7.3%
			Others	Production of refractory	1,029	6.5%

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

B. Price Movement Trends of Major Raw Materials

(Unit: KRW thousand)

Business Segment		Category	2025	2024	2023
Steel		Iron Ore (per ton)	133	135	145
		Coal (per ton)	268	329	387
		Scrap Iron (per ton)	485	505	526
		Nickel (per ton)	21,559	22,934	28,043
Infrastructure	Trading	LNG (per ton)	944	1,058	1,428
	Construction	Ready-mixed Concrete (per m3)	88	90	85
		Steel Pile (per m)	131	181	165
		Steel Reinforcement (per kg)	0.9	0.9	0.9
		Cable (per m)	1.2	1.0	0.9
Rechargeable Battery Materials		Refractory (per ton)	631	443	334
		Limestone (per ton)	25	25	24

*

Infrastructure (Logistics and associated businesses) and Others segment are omitted because the raw materials fluctuations defying meaningful measurement. In Rechargeable Battery Materials business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Iron Ore: After remaining flat post-Chinese National Day holiday in October, iron ore price rose 4% QoQ to U$96/ton in December driven by winter stockpiling and optimism over economic stimulus measures.

(Unit: U$/Ton)

’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	‘23.Q2	‘23.Q1
96	92	89	96	94	89	101	113	117	106	102	118

(2) Coal: Prices rose 9% QoQ to U$200/ton, fueled by potential supply constraints during the wet season in East Australia (Nov–Apr) and robust winter stockpiling by steelmakers.

(Unit: U$/Ton)

’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	‘23.Q2	‘23.Q1
200	184	184	185	203	211	242	308	334	264	243	344

(3) Scrap: Prices rose 1% QoQ to U$344/ton, spurred by steel mills’ winter inventory demand hike and tight supply resulting from reduced collection during the winter season.

(Unit: U$/Ton)

’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	‘23.Q2	‘23.Q1
344	340	337	342	350	364	376	392	385	385	403	438

(4) Nickel: Prices fell 1% QoQ to U$14,892/ton due to market uncertainties triggered by US-China trade conflict which continues to drive down STS and EV battery demand, intensifying oversupply against the previous year.

(Unit: U$/lb, U$/Ton)

’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	‘23.Q2	‘23.Q1
6.75	6.81	6.88	7.06	7.27	7.37	8.35	7.53	7.83	9.23	10.12	11.79
14,892	15,014	15,171	15,571	16,038	16,259	18,415	16,589	17,247	20,344	22,308	25,983

* LME: London Metal Exchange

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	The negotiation price in the metropolitan area (effective from March 1, 2025)
	Steel Pile	STP 275_F508x12t	2025 price calculation criteria updated. - Pre-2025 standards: SPIRAL, 609.6, 12T, STP275, KS F 4602, STEEL PILE
	Steel Reinforcement	SD400 10mm	Increase the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Increase the price of raw materials (electric copper)

[Rechargeable Battery Materials]

(1) Criteria for Calculation

•	Unit Price based on receipt amount

(2) Price Changing Factors

a) Refractory raw materials: Price fluctuations and compositional costs of raw materials in China

b) Limestone: Raw material price fluctuation is not extreme, and there are slight variations depending on the freight cost

c) Energy materials: Price trends are not disclosed considering concerns about information leakage

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

(Unit: Thousand Ton)

Business Area	Products	2025	2024	2023
Steel	Crude Steel	39,810	40,461	40,680

∎ POSCO STEELEON

(Unit: Thousand Ton)

Business Area	Products	Plant	2025	2024	2023
Steel	Galvanized / Color-coated Steel	Pohang	1,000	1,000	1,000
		Myanmar	70	70	70
Total			1,070	1,070	1,070

∎ POSCO M-TECH

(Unit: Ton)

Business Area	Products	2025	2024	2023
Raw materials for steel production	Deoxidizer	41,005	39,058	39,294

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

(Unit: MW)

Business Area	Products		2025	2024	2023
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

(Unit: Ton)

Business Area	Products	Place of Business	2025	2024	2023
Refractory	Brick and etc.	Pohang	116,560	116,560	116,560
LIME	Quicklime	Pohang	1,095,000	1,095,000	1,095,000
		Gwangyang	1,095,000	1,095,000	1,095,000

Total			2,306,560	2,306,560	2,306,560

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

(Unit: Thousand Ton)

Products		2025	2024	2023
Crude Steel		38,643	39,281	39,941
Products	Hot-Rolled Steel	10,724	10,172	10,660
	Plate	6,365	6,636	6,602
	Wire Rod	1,594	2,131	2,325
	Pickled-Oiled Steel	2,725	2,713	2,780
	Cold-Rolled Products	7,365	7,498	7,133
	Coated Steel	7,164	7,543	7,299
	Electrical Steel	1,084	998	828
	Stainless Steel	3,098	3,333	3,104
	Others	1,525	1,698	1,795

	Total	41,644	42,720	42,528

*	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries,

which may include interested parties’ transactions.

(2) Capacity Utilization Rate (2025)

(Unit: Thousand Ton)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	39,810	34,537	86.8%
	PT. Krakatau POSCO	2,952	2,934	99.4%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	1,100	722	65.7%
	POSCO Yamato Vina Steel Joint Stock Company	550	450	81.8%

Total		44,412	38,643	87.0%

[Infrastructure (Trading)]

Due to the nature of the business, it is difficult to measure production performance and operating rates for Infrastructure (Construction), and Infrastructure (Logistics and associated businesses) segments, therefore, the information is omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

(Unit: GWh)

Business Area	Products	Place of Business	2025	2024	2023
Power Generation	Electric Power	Incheon	10,529	12,193	11,213

(2) Capacity Utilization Rate (2025)

(Unit: Hour, %)

Business Area	Production Base	Capacity	Production	Utilization Rate
Power Generation	Incheon Power Plant	8,760	5,004	57.13%

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

(1) Production Result

(Unit: Ton)

Business Area	Products	Place of Business	2025	2023	2022
Refractory	Brick and etc.	Pohang	79,417	80,191	77,437
LIME	Quicklime	Pohang	1,088,517	1,055,911	1,110,594
		Gwangyang	1,187,103	1,216,072	1,243,040
Total			2,355,037	2,352,174	2,431,071
*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.

*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

(2) Capacity Utilization Rate (2025)

(Unit: Ton)

Business Area	Capacity	Production	Utilization Rate
Refractory Factory	116,560	79,417	68%
Quicklime Factory (Pohang)	1,095,000	1,088,517	99%
Quicklime Factory (Gwangyang)	1,095,000	1,187,103	92%
Total	2,306,560	2,355,037	—

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.

*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

C. Production Facilities

(1) The current status of production facilities (2025)

[Land]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,957,023	47,378	-28	—	2,004,373
Infrastructure	Trading	514,978	262,927	-13	-1,364	776,528
	Construction	348,243	205	-13,667	—	334,781
	Logistics and etc.	111,653	505	-52,603	—	59,555
Rechargeable Battery Materials		217,586	31,076	-2	—	248,660
Others		186,392	78,266	-2,169	—	262,489

[Buildings]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,002,051	659,777	-67,589	-290,983	3,303,256
Infrastructure	Trading	574,270	196,465	-114,597	-28,340	627,798
	Construction	85,969	5,716	-6,168	-7,227	78,290
	Logistics and etc.	104,483	23,306	-8,594	-5,832	113,363
Rechargeable Battery Materials		1,397,132	231,431	-1,136	-70,877	1,556,550
Others		117,063	1,604	-3,949	-135	114,583

[Structures]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,796,242	254,731	-17,271	-259,953	2,773,749
Infrastructure	Trading	601,835	571,262	-111,568	-42,308	1,019,221
	Construction	47,043	697	-3,207	-6,741	37,792
	Logistics and etc.	88,603	4,794	-4,778	-7,573	81,046
Rechargeable Battery Materials		312,117	81,386	-15,581	-13,339	364,583
Others		14,683	141	-478	-364	13,982

[Machinery]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,544,016	2,558,319	-427,110	-2,238,130	14,437,095
Infrastructure	Trading	1,163,227	380,237	-338,515	-123,864	1,081,085
	Construction	6,921	741	-1,328	-1,576	4,758
	Logistics and etc.	239,947	1,752	-9,142	-29,929	202,628
Rechargeable Battery Materials		2,336,689	478,079	-123,302	-235,190	2,456,276
Others		20,878	9,923	-3,450	-3,866	23,485

[Vehicles]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		56,788	40,237	-10,673	-30,546	55,806
Infrastructure	Trading	12,534	93,872	-70,530	-5,069	30,807
	Construction	5,655	1,290	-904	-1,826	4,215
	Logistics and etc.	989	1,966	-2,406	-175	374
Rechargeable Battery Materials		13,963	646	-905	-4,322	9,382
Others		46	175	-1	-189	31

[Tools and Fixtures]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		67,074	37,854	-16,748	-26,312	61,868
Infrastructure	Trading	22,310	16,160	-5,943	-10,844	21,683
	Construction	1,432	1,651	-946	-701	1,436
	Logistics and etc.	6,328	2,801	-1,323	-2,239	5,567
Rechargeable Battery Materials		37,326	12,960	-8,857	-13,759	27,670
Others		31	2	—	—	33

[Equipment]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		100,089	85,693	-20,312	-51,216	114,254
Infrastructure	Trading	24,966	41,109	-26,074	-11,093	28,908
	Construction	8,457	6,638	-5,783	-3,573	5,739
	Logistics and etc.	12,137	10,593	-6,492	-2,949	13,289
Rechargeable Battery Materials		40,920	10,176	-3,374	-8,929	38,793
Others		13,464	7,679	-1,099	-1,859	18,185

[Financial Lease Assets]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		184,110	44,654	-58,908	-62,313	107,543
Infrastructure	Trading	375,702	642,034	-133,598	-67,310	816,828
	Construction	29,826	147,183	-81,660	-36,486	58,863
	Logistics and etc.	258,550	23,371	-3,895	-8,599	269,427
Rechargeable Battery Materials		102,998	24,771	-398	-23,614	103,757
Others		19,448	17,197	-14,390	-4,346	17,909

[Biological Assets]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Infrastructure	Trading	139,451	515,745	-281,096	-11,229	362,871
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Rechargeable Battery Materials		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,250,595	2,533,122	-2,987,259	—	1,796,458
Infrastructure	Trading	573,964	1,017,166	-610,399	-25,321	955,410
	Construction	11,373	4,954	-11,186	—	5,141
	Logistics and etc.	363,080	31,034	-345,217	—	48,897
Rechargeable Battery Materials		4,031,453	2,032,382	-1,212,566	-18,854	4,832,415
Others		292,725	254,612	-44,002	—	503,335

(2) New Facility Establishment, Purchase, Etc. (2025)

- Investments under Construction

ø	The total duration and investment amount of individual projects with investments in excess of KRW 100 billion have been aggregated on a simple sum basis.

[Steel]

(Unit: KRW hundred million)

Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	October 2020 ~ February 2030	Revamping of Coke Plant 3 at the Pohang Works, etc.	58,856	16,553	42,303

[Infrastructure] (Unit: KRW hundred million)
Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	June 2023 ~ May 2027	Gwangyang LNG terminal, etc.	9,935	7,325	2,610
[Rechargeable Battery Materials] (Unit: KRW hundred million)
Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	March 2020 ~ July 2027	Cathode/Anode material factory, lithium commercialization plant, etc.	73,882	52,075	21,807

6. Product Sales

[Steel]

(Unit: KRW hundred million)

Items		2025	2024	2023
Domestic	Hot-Rolled Products	50,136	52,703	58,730
	Cold-Rolled Products	45,883	51,263	52,754
	Stainless Steel	26,422	29,493	30,313
	Others	91,676	95,180	106,558
Overseas	Hot-Rolled Products	72,135	72,818	75,979
	Cold-Rolled Products	144,832	152,461	142,160
	Stainless Steel	71,055	75,395	76,521
	Others	91,993	92,696	92,373
Total	Gross Sum	594,132	622,009	635,387
	Internal Transaction	-221,283	-230,968	-231,454
	Total	372,849	391,041	403,933

[Infrastructure]

(Unit: KRW hundred million)

Business Area	Items		2025	2024	2023
Trading	Domestic Trading	Merchandise	34,233	45,670	54,327
		Product	27,683	32,545	39,121
		Others	846	1,412	1,366
	Overseas Trading	Merchandise	116,886	118,643	121,136
		Product	1,132	3,881	3,375
		Others	243	144	48
	Trades among the 3 countries		240,748	226,736	210,065
Construction	Domestic Construction	Building	42,872	49,469	41,251
		Plant	20,378	31,427	35,029
		Others	1,807	2,724	2,096
	Overseas		3,905	8,777	14,975
	Own Construction		6,239	5,899	9,325
Logistics and etc.	Others		33,063	41,393	39,458
Total	Gross Sum		530,035	568,720	571,572
	Deduction of Internal Transaction		-233,353	-261,735	-243,520

	Total		296,682	306,985	328,052

[Rechargeable Battery Materials]

(Unit: KRW hundred million)

Items	2025	2024	2023
Gross Sum	33,384	38,299	48,219
Deduction of Internal Transaction	-12,421	-10,174	-10,059

Total	20,963	28,125	38,160

[Others]

(Unit: KRW hundred million)

Items	2025	2024	2023
Gross Sum	15,000	21,112	15,622
Deduction of Internal Transaction	-14,545	-20,381	-14,495

Total	455	730	1,127

*	Domestic and overseas categorized by the sales area. * Sales of POSCO INTERNATIONAL’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure (Trading) Segment.
*	POSCO E&C underwent organizational restructuring in December 2025; therefore the performance of ‘Civil Engineering (Domestic)’ sector has been consolidated into ‘Plant (Domestic)’ sector.

7. Derivatives

POSCO HOLDINGS has agreed to currency swap contracts to hedge against exchange rate risks on foreign currency borrowings. As of December 31, 2025, the Company had currency swap contracts of USD 400 million (due to mature in May 2030) and USD 300 million (due to mature in May 2035), which were measured at fair value. The valuation loss on these currency swaps, as reflected in the Company’s financial statements as of December 31, 2025, amounted to KRW 77,751 million.

8. Significant Contracts

[Steel]

(1)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2024)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 0.6588 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract execution: December 2024

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO Maharashtra Steel Private Limited, POSCO India Processing Center Private Limited, POSCO India Pune Processing Center Private Limited, POSCO ASSAN TST STEEL INDUSTRY Inc

(2)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 1.1320 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract execution: August 18, 2023 ~ September 25, 2023

e)	Payment method: Cash payment

f)	Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

*	The transaction amount above applies the exchange rate as of July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(3)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 1.1377 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract execution: November 18, 2022 ~ March 31, 2023

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

*	The transaction amount above applies the exchange rate as of November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(4)	Sales contract of CSP shares

a)	Contract Counterparty: ArcelorMittal Brazil

b)	Purpose: Improving asset efficiency through the sales of non-core assets with no management right

c)	Contract execution: July 28, 2022 (transaction completed on March 10, 2023)

d)

Transaction amount and payment method: ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

*	POSCO HOLDNGS paid US$20.4 million, equivalent to a 20 percent stake.

(5)	Equity investment agreement for lithium in LithiumCo (tentative)

a)	Contract Counterparty: LithiumCo (tentative)

b)	Transaction amount: KRW 1.1121 trillion

c)	Purpose: Investment in prominent assets to enhance cost-competitiveness of the lithium business

d)	Contract execution: November 11, 2025 (Board resolution and term sheet signing date)

-	The definitive agreement is scheduled to be signed in the first half of 2026, after further negotiation on the detailed terms and conditions.

e)	Payment method: Cash payment

(6)	POSCO’s equity investment to build an electric arc furnace steel mill in Louisiana, USA

a) Contract Counterparty: POS-Louisiana (tentative)

b) Transaction amount: USD 582 million (Total contribution)

c) Purpose: Equity investment to jointly construct an electric arc furnace steel mill in Louisiana, USA

d) Contract execution: December 16, 2025 (Board resolution date)

e) Payment method: Cash payment

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3)  Schedule: Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•   In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•   Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO INTERNATIONAL Corporation: 51.0%

•   ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE (Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited: 8.5%

•   KOGAS (Korea Gas Corporation): 8.5%

•   Investment size of USD 315,170 thousand, applying the exchange rate on the date of the BOD resolution of 1USD=1,160.60 KRW.

•   Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO INTERNATIONAL disclosure date: September 22, 2020 (Decision on natural resources investment)

Contract	Remarks
Investment on the 4th stage development of A-1 / A-3 block in Myanmar gas field

1)  Investment amount: KRW 926,302,200,195

2)  Development period: July 1, 2024 ~ June 30, 2027

3)  Future Plan: POSCO INTERNATIONAL plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4)  Other Information

•

Location: North-west offshore, Myanmar

•

This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

•

With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

•

Participation rate of each company in gas production and offshore pipeline transportation business

•

POSCO INTERNATIONAL Corporation: 51.0%

•

KOGAS (Korea Gas Corporation): 8.5%

•

ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•

MOGE (Myanmar Oil and Gas Enterprise): 15.0%

•

GAIL (India) Limited: 8.5%

•

Investment size of USD 667 million, applying the exchange rate of June 25, 2024 (1USD=1,387.50 KRW).

•

Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO INTERNATIONAL disclosure date: June 27, 2024 (Decision on natural resources investment)

Decision on Merger of POSCO Energy

1)  Purpose: The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2)  Method of Merger: POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO INTERNATIONAL Co., Ltd. (“POSCO INTERNATIONAL”).

3)  Date of board resolution (decision Date): August 12, 2022

4)  Date of General Shareholders Meeting for merger approval: November 4, 2022

5)  Merger ratio: POSCO INTERNATIONAL: POSCO Energy = 1 : 1.1626920

6)  Record date of merger: January 1, 2023

7)  Scheduled date of merger registration: January 2, 2023

ø  POSCO INTERNATIONAL disclosure date: January 2, 2023

9. Research and Development

A. Research and Development (“R&D”) Organization (2025)

Business Segment	Company	Organization

Steel	POSCO	Technology Strategy Office
Technical Research Laboratories
Technical Research Laboratories Future Steel R&D Center
Technical Research Laboratories Steel Manufacturing Process DX R&D Center
Steel Product R&D Center
Solution R&D Center
Oxygen Top and Bottom Blown Converter Project Task Force Team
GO Project Team
Energy Steel Plate Project Team
GigaSteel Project Team
Hyper Non-Oriented Electrical Steel Project Team
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Sales and Production Coordination Department
	POSCO M-TECH	Automation R&D Center
Pohang Steel Business Office
	POSCO ZT AIR SOLUTION	R&D Department

Infrastructure	POSCO MOBILITY SOLUTION	STS Division Production Group
Core Division Development Group
	PT. Prime Agri Resources	Research & Development
	POSCO Eco & Challenge	Research & Development Center
	POSCO A&C	Architecture Design Business Office
	POSCO DX	AX Convergence Research Laboratory

Rechargeable Battery Materials	POSCO Future M	Technical Research Laboratories

Others	POSCO HOLDINGS INC.	POSCO Group Technology Strategy Office
AI & Robotics Convergence R&D Laboratories
Energy Materials R&D Laboratories
Hydrogen & Low-Carbon R&D Laboratories
Australia Critical Minerals R&D Laboratories
POSCO N.EX.T Hub

B. R&D Expenses (2025)

	(Unit: KRW million)
Category	Business Segment
	Steel	Infrastructure			Rechargeable Battery Materials	Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	26,541	3,043	5,764	10,454	35,932	116,512	198,246
Manufacturing Cost	328,775	113	3,015	—	7	—	331,910
R&D Cost (Intangible Assets)	146,334	—	613	1,029	2,210	3,575	153,761
Total*	501,650	3,156	9,392	11,483	38,149	120,087	683,917
Government Subsidy	—	—	2,991	—	—	—	2,991
R&D/Sales Ratio (%)	1.35%	0.01%	0.17%	3.72%	1.82%	264.03%	0.99%
*	Total includes government subsidy.

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

(Unit: KRW million)

Account	2025	2024	2023
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
[Total current assets]	43,483,869	44,029,923	46,212,299
Cash and cash equivalents	7,049,800	6,767,898	6,670,879
Other receivables, net	1,920,685	2,261,323	1,947,529
Other short-term financial assets	8,778,584	8,499,389	11,403,166
Trade accounts and notes receivable, net	11,197,974	10,821,619	11,015,303
Inventories	13,624,433	14,143,500	13,825,514
Other current assets	912,393	1,536,194	1,349,908
[Total non-current assets]	61,708,569	59,374,276	54,733,095
Other receivables, net	1,635,253	1,306,329	1,452,445
Other long-term financial assets	3,060,842	2,571,651	2,708,325
Investments in associates and joint ventures	4,980,153	4,738,793	5,020,264
Property, plant and equipment, net	42,292,820	39,846,828	35,206,248
Intangible assets, net	5,493,529	4,774,824	4,714,784
Other non-current assets	4,245,972	6,135,851	5,631,029
Total assets	105,192,438	103,404,199	100,945,394
[Total current liabilities]	23,131,654	22,779,719	21,861,518
[Total non-current liabilities]	19,683,093	19,174,112	19,419,979
Total liabilities	42,814,747	41,953,831	41,281,497
[Equity attributable to owners of the controlling company]	55,730,185	55,394,231	54,180,849

Share capital	482,403	482,403	482,403
Capital surplus	1,685,116	1,648,894	1,663,334
Hybrid bonds	—	—	—
Retained earnings	53,177,472	53,658,368	53,857,514
Other equity attributable to owners of the controlling company	385,194	(395,434)	(1,822,402)
[Non-controlling Interests]	6,647,506	6,056,137	5,483,048
Total equity	62,377,691	61,450,368	59,663,897
	From January 1, 2025 to December 31, 2025	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023
Revenue	69,094,886	72,688,143	77,127,197
Operating profit	1,827,063	2,173,573	3,531,423
Profit	504,403	947,580	1,845,850
[Profit attributable to owners of the controlling company]	657,654	1,094,917	1,698,092
[Profit attributable to non-controlling interests]	(153,251)	(147,337)	147,758
Total comprehensive Income	923,026	2,110,358	2,330,891
[Total comprehensive income attributable to owners of the controlling company]	1,032,628	2,008,919	2,131,737
[Total comprehensive income attributable to non-controlling interests]	(109,602)	101,439	199,154
Earnings per share(KRW)	8,697	14,451	22,382
Number of Consolidated Companies	199	194	192

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

(Unit: KRW million)

Account	2025	2024	2023
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
[Total current assets]	3,945,123	3,793,469	4,657,899
Cash and Cash equivalents	184,416	409,387	376,914
Trade accounts and notes receivable, net	157,668	178,822	238,332
Other receivables, net	146,146	21,388	68,821
Other short-term financial assets	3,454,794	2,686,420	3,940,743
Inventories	—	467,796	—
Other current assets	2,099	29,655	33,089
[Total non-current assets]	47,870,462	46,840,329	46,988,299
Other receivables, net	17,414	14,894	6,955
Other long-term financial assets	506,736	421,822	1,131,074
Investments in Subsidiaries, associates, and joint ventures	46,290,252	45,631,965	45,321,370
Property, plant and equipment, net	703,140	415,993	197,787
Intangible assets, net	29,659	21,461	19,341
Other non-current assets	323,261	334,194	311,772
Total assets	51,815,585	50,633,797	51,646,198
[Total current liabilities]	245,628	162,831	1,819,670
[Total non-current Liabilities]	3,631,688	2,281,936	2,326,663
Total liabilities	3,877,316	2,444,768	4,146,333
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,367,990	1,367,990	1,370,557
[Retained earnings]	47,310,066	47,952,144	47,505,885
[Other equity]	(1,222,190)	(1,613,507)	(1,858,980)
Total equity	47,938,269	48,189,030	47,499,865

Account	2025	2024	2023
	From January 1, 2025 to December 31, 2025	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023
Revenue	1,403,310	1,997,128	1,454,079
Operating profit	976,825	1,596,420	1,106,629
Profit	494,878	1,621,282	799,578
Earnings per share (KRW)	6,544	21,398	10,539

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors (BoD)

The BoD consists of four inside directors (CHANG, In Hwa/ LEE, Ju Tae/ CHUN, Sung Lae/ KIM, Ki Soo) and six outside directors (KWON, Tae-Kyun/ YOO, Young Sook/ YOO, Jin Nyong/ SOHN, Sung Kyu/ KIM, Joongi/ PARK, Sung Wook)

The BoD manages six Special Committees:

a) ESG Committee

b) Director Candidate Recommendation Committee

c) Evaluation and Compensation Committee

d) Finance Committee

e) Audit Committee and

f) CEO Candidate Pool Management Committee

(2) Composition of the Special Committees under the BoD and their Functions (as of March 11, 2026)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	YOO, Jin Nyong (Chairman) YOO, Young Sook KIM, Joongi CHUN, Sung Lae

•

Agenda

1. Mattersrelated to the operation of the BoD and the special committees

a)  Agenda proposals development and establishment of the operating standards of the BoD and the special committees

b)  Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

c)  Prior deliberation of the composition and operation of the BoD’s special committees

2.  ESG-related implementation monitoring and report publication

3.  Deliberation and resolution of donations in the amount of KRW 100 million to KRW 1 billion and prior deliberation on donations over KRW 1 billion

4.  Deliberation and resolution on the following transactions with the largest shareholder of the Company as defined under the Commercial Act and such related party, where the transaction amount is less than KRW 200 billion, and prior deliberation for transactions of KRW 200 billion or more:

a)  A single transaction whose amount is equal to or greater than 1/100 of the Company’s total assets or total revenue as of the end of the most recent fiscal year.

b)  A transaction where the aggregate transaction amount with a specific counterparty during the relevant fiscal year, including the relevant transaction, is equal to or greater than 5/100 of the Company’s total assets or total revenue as of the end of the most recent fiscal year.

5.   Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

a)  Review of internal transaction-related issues and improvement measures

b)  Prior deliberation on internal transactions (Amount KRW 200 billion or more)

c)  Deliberation and resolution of internal transactions (between KRW 10 billion and KRW 200 billion)

6.  Appointment of the Fair Trade Compliance Officer.

•

Reported Items

1.  Key ESG issues of affiliates

2.  Matters concerning the execution of internal transactions (between KRW 5 billion and KRW 10 billion)

Director Candidate Recommendation Committee	3 Outside Directors	YOO, Young Sook (Chairman) KWON, Tae—Kyun SOHN, Sung Kyu

•

Agenda

1.  Qualification review of Outside Director candidates and making recommendation to the GMoS

2.  Preliminary review and qualification review of Inside Director candidates

3.   Prior deliberation on appointment of members of the special committees

4.  Prior deliberation of the appointment of Representative Directors other than the Representative Director and CEO

5.  Operation of the Outside Director Candidate Recommendation Advisory Panel

6.  Other matters necessary for recommending Outside Director candidates

Evaluation and Compensation Committee	4 Outside Directors	KIM, Joongi (Chairman) KWON, Tae—kyun YOO, Jin Nyong PARK, Sung Wook

•

Agenda

1.  Implementation of the executive performance evaluation and compensation plan

2.  Prior deliberation on the executive performance evaluation and compensation plan

3.  Prior deliberation on the remuneration and retirement allowance for Directors

Finance Committee	3 Outside Directors; 1 Inside Director	PARK, Sung Wook (Chairman) YOO, Jin Nyong SOHN, Sung Kyu LEE, Ju Tae

•

Agenda

1.  Policy development to foster sound internal corporate value and finances

2.  Prior deliberation of filings for litigation or arbitration, or formulation of responses to reconciliation or trial mediation, or any equivalent legal actions in the amount of KRW 100 billion or more

3.  Regarding investment activities

a)  Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company assumes)

b)  Prior deliberation on existing investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company assumes)

c)  Approval of new investments (more than KRW 50 billion and less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company assumes)

d)  Approval of existing investments (between KRW 100 billion and KRW 200 billion. Investment and capital increase includes borrowings and liabilities that the company assumes)

e)  Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (in excess of KRW 200 billion, based on book value per unit of investment assets)

4.  Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Prior deliberation on the delegation of authority to the CEO for bond issuance exceeding KRW 100 billion, and deliberation of and resolution on the delegation of authority to the CEO for bond issuance of KRW 100 billion or less. (for predetermined amount and type of bonds, and with a maturity pepriod not exceeding one year)

7.  Deliberation and resolution on offering non-current assets as collateral

8.  Deliberation of and resolution on the assumption of liabilities, including collateral and guarantees, for invested companies for amounts under KRW 200 billion, and prior deliberation for such assumption of KRW 200 billion or more.

Audit Committee	3 Outside Directors	SOHN, Sung Kyu (Chairman) KIM, Joongi PARK, Sung Wook

•

Agenda

1.  Defining the work scope of the committee

2.  Matters delegated by the BoD or Representative Directors

3.  Request for Extraordinary GMoS

4.  Consulting of external experts

5.  Audit of the legitimacy of management’s business execution

6.  Review of the soundness and validity of the Company’s financial activities and the appropriateness of the financial reporting

7.  Review of the validity of important accounting standards or changes in accounting estimates

8.  Evaluation of the operation status of the internal accounting management system

9.  Evaluation of the internal control system

10.  Agreement on appointment or dismissal of the internal audit department representative

11.  Contract for appointment, remuneration and non-audit services of independent auditors

12.  Evaluation of independent auditors’ audit activities

13.  Report internal audit department’s annual audit plan and results

14.  Report on the evaluation results of the Company’s ethical compliance

15.  An independent auditor reports on important facts of the Company’s Directors’ misconduct or actions in violation of laws or the Articles of Incorporation

16.  Report that independent auditors have violated the company’s accounting standards

17.  Other items deemed necessary by each committee member

CEO Candidate Pool Management Committee	6 Outside Directors (all)	KWON, Tae-Kyun (Chairman) YOO, Young Sook YOO, Jin Nyong SOHN, Sung Kyu KIM, Joongi PARK, Sung Wook

•

Agenda

1.  Prior deliberation on the basic qualifications of CEO candidates as defined by the Board of Directors

2.  Pooling results of CEO candidates

3.  CEO candidate development plans

•

Reported Items

1.  Results of the development of the CEO candidate pool

(3) List of Key Activities of the Board of Directors

•	January 1, 2025 ~ March 19, 2025

No.	Date	Agenda	Approval
1	February 5	1. Medium to Long-term Management Strategies and 2025 Consolidated Management Plans of the Group	Approved
		2. Approval of the 57th Financial Statements and schedule for the General Meeting of Shareholders	Approved
		3. Funding plans for FY 2025	Approved
		4. Amendment of Internal Control over Financial Reporting (ICFR) Regulations	Approved After Amendment
		5. Improvement of the Company’s performance evaluation system and executive compensation system	Approved After Amendment
		• Reported Items - 2024 Group’s business performance - Operational status of the 2024 ICFR - Evaluation of the 2024 operation of the ICFR	— — —

2	February 19	1. Recommendation of Inside Directors candidates	Approved
		2. Partial amendments to the Articles of Incorporation	Approved After Amendment
		3. Agenda items for the 57th Annual General Meeting of Shareholders	Approved
		4. Cancellation of treasury shares and the treasury shares report	Approved
		• Reported Item - Items reported at the 1st ESG Committee meeting	—

•	March 20, 2025 ~ December 31, 2025

No.	Date	Agenda	Approval
3	March 20	1. Appointment of the Chair of the Board	Approved
		2. Appointment of the Representative Director & CEO	Approved
		3. Appointment of members to the special committees	Approved

4	May 13	1. Dividend payment in Q1 2025	Approved
		2. Approval (ex post facto) of restoration fund donation made to wildfire damage in the Yeongnam region	Approved
		3. Plan to extend payment guarantee for NMC borrowings	Approved
		4. Participation in capital increase of POSCO Future M	Approved
		5. Participation in capital increase of POSCO Pilbara Lithium Solution	Approved
		6. Participation in capital increase of POSCO GS Eco-Materials	Approved
		7. Amendment to the Board of Directors’ Operating Regulations	Approved
		• Reported Items - Business performance of the Group in Q1 2025 - Board activity performance and assessment results in 2024	— —
5	July 3	1. Sale of equity stakes in Zhangjiagang and Qingdao	Approved
6	August 6	• Reported Items - POSCO Group’s Plan for Safety Management Innovation	—
7	August 12	1. Dividend payment in Q2 2025	Approved
		2. Approval (ex post facto) of restoration fund donation made for damages caused by heavy rainfall nationwide	Approved
		• Reported Items - Progress update on 2025 Board resolutions - Group business performance in Q2 2025 - Progress update on integrated steel mill project in India	— — —
8	November 11	1. Dividend payment in Q3 2025	Approved
		2. Equity investment in Australian lithium mines	Approved
		3. Endowment to establish Occupational Incident Family Care Foundation	Approved
		• Reported Items - Group business performance in Q3 2025	—
9	December 8	1. Medium to Long-term Management Strategies and 2026 Consolidated Management Plans of the Group	Approved
		2. 2026 Corporate Bond Issuance Limit	Approved
		3. 2026 Safety and Health Plan	Approved
		• Reported Items - Results of Compliance with the 2025 Compliance Control Standards - Execution Status of 2025 Board Resolutions	— —

•	January 1, 2026 ~ March 11, 2026

No.	Date	Agenda	Approval
1	February 3	1. Approval of the 58th Financial Statements and schedule for the General Meeting of Shareholders	Approved
		• Reported Items - 2025 Group’s business performance - Operational status of the 2025 ICFR - Evaluation of the 2025 operation of the ICFR	— — —
2	February 19	1. Recommendation of Inside Directors and Non-Standing Directors candidates	Approved
		2. Partial amendments to the Articles of Incorporation	Approved
		3. Agenda items for the 58th General Meeting of Shareholders	Approved
		4. Cancellation of treasury shares and the treasury shares report	Approved
		5. Improvements to Board operations and amendment of relevant rules	Approved After Amendment
		• Reported Item - Execution Status of 2025 Board Resolutions	—

(4) Key Activities of Outside Directors

•	January 1, 2025 ~ December 31, 2025

No.	Date	Outside Director Attendance (Total Outside Directors)	Remarks
1	February 5	6 (6)	—
2	February 19	6 (6)	—
3	March 20	6 (6)	—
4	May 13	6 (6)	—
5	July 3	6 (6)	—
6	August 6	6 (6)	—
7	August 12	6 (6)	—
8	November 11	6 (6)	—
9	December 8	6 (6)	—

•	January 1, 2026 ~ March 11, 2026

No.	Date	Outside Director Attendance (Total Outside Directors)	Remarks
1	February 3	6 (6)	—
2	February 19	6 (6)	—

(5) Special Committees under the BoD and their Activities

•	ESG Committee (January 1, 2025 ~ March 19, 2025)

Date	Agenda	Approval
February 13	1. Contribution to the POSCO Educational Foundation	Approved
	• Reported Items - Plan to organize a Greenwashing Review Committee - Plan to establish an Internal ESG Control System - Plan to declare POSCO Group’s human rights management declaration	— — —

•	ESG Committee (March 20, 2025 ~ December 31, 2025)

Date	Agenda	Approval
May 8	1. Participation in capital increase of POSCO Future M	Deliberated
	2. Participation in capital increase of POSCO Pilbara Lithium Solution	Deliberated
	3. Amendment to the Board of Directors’ Operating Regulations	Deliberated
	4. Plan for the publication of the 2024 Sustainability Report	Approved
	• Reported Items - POSCO Group ESG performance in Q1 2025	—
August 6	1. Selection of construction contractor and execution of contract for POSCO Global Center Site 3 1)	Not approved
	2. Equity investment in AC Fund for new business development	Approved
	• Reported Items - POSCO Group ESG performance in Q2 2025 - Operation status of the Fair Trade Compliance Program (CP) in the first half of 2025	— —

November 5	1. Participation in POSCO Argentina capital increase to acquire mining rights	Approved
	2. Signing of POSCO Global Center Site 3 construction contract	Approved
	3. Endowment to establish Occupational Incident Family Care Foundation	Deliberated
	• Reported Items - POSCO Group ESG performance in Q3 2025	—
December 4	1. 2026 Brand Licensing Contract for “POSCO”	Approved
	2. 2026 POSCO Center Lease Contract	Approved
	3. Donation to The Korea Society	Approved
	4. Year-end donation to the Community Chest	Approved
• Reported Items - Operation status of the Fair Trade Compliance Program (CP) in the second half of 2025

1)	Re-deliberation is required after additional review of the appropriateness of contractor selection

•	ESG Committee (January 1, 2026 ~ March 11, 2026)

Date	Agenda	Approval
January 22	• Reported Items - Review of strategies to utilize PT.BIA’s carbon emission reductions - Measures to optimize ESG disclosure metrics for subsidiaries	— —
February 13	1. Improvements to Board operations and amendment of relevant rules	Deliberated
	• Reported Items - POSCO group’s ESG Management Strategy for 2026 - POSCO group’s Human Rights Management Strategy for 2026	— —

•	Director Candidate Recommendation and Management Committee (January 1, 2025 ~ March 20, 2025)

Date	Agenda	Approval
January 3	1. Qualification assessment of Outside Director candidates	Approved
February 19	1. Recommendation of the Outside Directors candidates	Approved
	2. Qualification assessment of the Inside Directors candidates	Deliberated
	3. Appointment of Special Committee members for FY 2025	Deliberated
March 20	1. Appointment of Representative Director & CEO	Deliberated

*	Both the Director Candidate Recommendation Committee and the Board of Directors meetings were held on the same date (March 20, 2025).

•	Director Candidate Recommendation and Management Committee (March 21, 2025 ~ December 31, 2025)

Date	Agenda	Approval
August 12	1. Operation of the advisory panel for recommendation of Outside Director candidates	Approved
October 28 (Recessed) November 5 (Resumed)	1. Qualification assessment of the Outside Directors candidates	Approved

•	Director Candidate Recommendation and Management Committee (January 1, 2026 ~ March 11, 2026)

Date	Agenda	Approval
February 19	1. Recommendation of the Outside Directors candidates	Approved
	2. Recommendation of the Inside Directors and Non-Standing Directors candidates	Deliberated
	3. Appointment of Special Committee members for FY 2026	Deliberated

•	Evaluation and Compensation Committee (January 1, 2025 ~ December 31, 2025)

Date	Agenda	Approval
January 22	1. Improvement of the company’s performance evaluation system and executive compensation system	Deliberated

February 5	1. Evaluation of the 2024 business performance	Approved
February 19	1. Evaluation of the business performance for 2025 and Evaluation plan for the Long-term business performance (‘25~‘27)	Approved

*

Following constructive debate during the Compensation Committee’s deliberation on Jan 22, 2025, the agenda item for ‘Improvement to the company’s performance evaluation and executive compensation system’ was approved with amendments by the Board of Directors on Feb 5, 2025.

•	Evaluation and Compensation Committee (January 1, 2026 ~ March 11, 2026)

Date	Agenda	Approval
February 4	1. Evaluation of the 2025 business performance	Approved

•	Finance Committee (January 1, 2025 ~ March 19, 2025)

Date	Agenda	Approval
January 23,	1. Funding plan for FY 2025	Deliberated

•	Finance Committee (March 20, 2025 ~ December 31, 2025)

Date	Agenda	Approval
May 8	1. Participation in capital increase of POSCO Future M	Deliberated
	2. Participation in capital increase of POSCO Pilbara Lithium Solution	Deliberated

July 2	1. Sale of equity stakes in Zhangjiagang and Qingdao	Deliberated
August 12	• Reported Items - 2025 Group’s business performance outlook and financial risk analysis - Financial effects of the capital increase at the three rechargeable battery materials subsidiaries	— —
November 5	1. Equity investment in Australian lithium mines	Deliberated
December 4	1. 2026 Corporate Bond Issuance Limit	Deliberated

•	CEO Candidate Pool Management Committee (March 20, 2025 ~ December 31, 2025)

Date	Agenda	Approval
May 8	1. Results of pooling for CEO candidates for the first half of 2025	Approved
	2. Measures to strengthen the development of the internal CEO candidates pool	Approved
November 27	1. Results of pooling for CEO candidates	Approved

B. Audit Committee

(1)	Composition of the Audit Committee

Name	Qualifications	Remarks
SOHN, Sung Kyu KIM, Joongi PARK, Sung Wook	Satisfies the requirements stipulated in the Korean Commercial Act	Chair — —

*	SOHN, Sung Kyu is an accounting and financial expert.* PARK, Sung Wook has been concurrently serving as an Outside Director of SK Hynix NAND Product Solutions Corp. (U.S.) since March 2026.

(2)	Major Activities of the Audit Committee

•	January 1, 2025 ~ March 19, 2025

Session	Date	Agenda	Approval
1	January 24	1. Consent to the appointment of the person in charge of the Internal Audit Department	Approved
		2. Approval of audit and non-audit service contract for POSCO Holdings and its subsidiaries	Approved
		3. Amendment of the Internal Control over Financial Reporting (ICFR) Regulations	Approved
		4. Evaluation of ICFR operations in 2024	Approved
		5. Audit Committee activities in 2024	Approved
		• Reported Items - Operational status of the ICFR in 2024	—

2	February 26	1. Internal audit result for 2024	Approved
		2. Internal audit performance of 2024 and 2025 plan	Approved
		3. Deliberation of the agenda items for the AGM	Approved
		• Reported Items - External audit result for 2024	—

*

At the 57th General Meeting of Shareholders, convened on March 20, 2025, Audit Committee member YOO, Jin Nyong’s term expired, and Outside Director KIM, Joongi was elected to serve on the Audit Committee.

•	March 20, 2025 ~ December 31, 2025

Session	Date	Agenda	Approval
3	March 20	1. Appointment of the Chair of the Audit Committee	Approved

4	April 24	1. Internal audit results for Q1 2025 consolidated financial statements	Approved
		2. Approval of non-audit services for POSCO India PC	Approved
		• Reported Items - 20-F audit results for 2024 and external review results for Q1 2025 consolidated financial statements	—
5	August 13	1. Approval of contract for non-audit service of the POSCO E&C	Approved
		2. Internal audit results for Q2 2025 consolidated financial statements	Approved
		3. Audit activity evaluation results of the external auditor for FY 2024	Approved
		4. Results of internal audit performance for the 1st half of 2025 and plan for 2nd half of 2025	Approved
		• Reported Items - Design Assessment Results of the Internal Control over Financial Reporting for FY 2025 - Results of external audit on consolidated financial statements for Q2 of 2025	— —

6	October 21	• Reported Items - Overview of ITGC and the Internal Control over Financial Reporting	—
7	November 13	1. Approval of audit and non-audit service contract for POSCO HOLDINGS’ subsidiaries	Approved
		2. Internal audit results for Q3 2025 consolidated financial statements	Approved
		• Reported Item - Results of external audit on consolidated financial statements for Q3 of 2025 - Assessment results of the framework for new business investments	— —

8	December 8	1. Approval of audit service contract for POSCO Holdings and its subsidiaries	Approved

•	January 1, 2026 ~ March 11, 2026

Session	Date	Agenda	Approval
1	February 2	1. Evaluation of ICFR operations in 2025	Approved
		2. Approval of audit and non-audit service contract for POSCO Holdings and its subsidiaries	Approved
		3. Audit Committee activities in 2025	Approved
		• Reported Items - Operational status of the ICFR in 2025	—
2	February 26	1. Approval of non-audit service contract for POSCO	Approved
		2. Internal audit result for 2025	Approved
		3. Internal audit performance of 2025 and 2026 plan	Approved
		4. Deliberation of the agenda items for the AGM	Approved AfterAmendment
		• Reported Items - External audit result for 2025	—

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	The Electronic Voting System: The implementation of electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

(Unit: KRW million)

Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director (Excluding Outside Director, Audit Committee Member)	4	5,246	1,338	10,000	—
Outside Director (Excluding Audit Committee Members)	3	326	109		—
Audit Committee Members	3	331	110		—

ø	No. of people: The number of Directors and the Audit Committee members who are in office as of December 31, 2025.
ø

Total payment: The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to December 31, 2025. (Including directors who retired before December 31, 2025).

ø	Average payment per person: The sum of average payment per director per month in 2025.